May 15, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Energea Portfolio 3 Africa LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed May 6, 2024
File No. 024-12383

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 3 Africa LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated May 14, 2024 (the "Comment Letter") with respect to the Company's amended Offering Statement on Form 1-A filed with the Commission on May 6, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed (the "Amendment").

Amendment No. 3 to Offering Statement on Form 1-A

Exhibits
1. We note that you incorporate by reference your annual report on Form 1-K for the fiscal year ended December 31, 2023. However, the auditor's consent references an audit report relating to the financial statements for the year ended December 31, 2022. Please obtain and file an updated consent from your independent registered public accounting firm which properly identifies the applicable financial statements.

In response to the Staff's comment, the Amendment updates the Exhibits with the corrected consent letter.

General
2. Please revise Part I of your Form 1-A to be consistent with Parts II and III. For example, in Part I you list 50,000 as the number of securities offered, and $0.00 as the aggregate offering price. Additionally, please update the balance sheet information in Part I to be as of December 31, 2023. See instructions to Financial Statements in Part I of Form 1-A.

In response to the Staff's comment, Part 1 has been updated to reflect information as of December 31, 2023.

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If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

/s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

May 15, 2024